James S. Rowe To Call Writer Directly: (312) 862-2191 james.rowe@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

August 18, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Link
Jay Williamson
Myra Moosariparambil
Nasreen Mohammed

Re:	Civitas Solutions, Inc.

Amendment No. 2 to Registration Statement on Form S-1

(SEC file number 333-196281) originally filed on May 27, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Civitas Solutions, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”) which amends the Registration Statement submitted on May 27, 2014.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 31, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 1 the Registration Statement submitted to the SEC on July 16, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

General

1.	We note the new disclosure on page seven that you are “considering a potential acquisition through which [you] would begin serving the youth autism market, which is estimated to be

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Securities and Exchange Commission

August 18, 2014

more than $9 billion … for the total societal cost in 2011 of caring for children age 3 to 17 with autism.” Please advise us of the timing for this potential acquisition including whether additional disclosure is anticipated prior to your roadshow. In this regard, the link between the size of the acquisition – in terms of the potential consideration to be offered, its revenues and net income (loss), and the societal cost of caring for children with autism, is unclear. Please revise or advise, as appropriate.

Response: In response to the Staff’s comment, the Company has removed the disclosure on pages 7 and 84 to 85 of the Prospectus that the Company: “[is] considering a potential acquisition through which [it] would begin serving the youth autism market, which is estimated to be more than $9 billion … for the total societal cost in 2011 of caring for children age 3 to 17 with autism.” At the time of this Amendment, the timing of the potential acquisition is not reasonably estimable and the prospects for completing the acquisition remain uncertain. If an acquisition in the youth autism market becomes probable, the Company will revise its disclosure in the Prospectus to more fully describe the acquisition and will address the Staff’s comments at that time.

2.	We note your response to prior comment 16 that management has revised Adjusted EBITDA to reflect a more transparent view of your operating performance and operating trends. Please address the following:

a. Please further explain the criteria used to identify the types of adjustments that are included in your Adjusted EBITDA calculation. Please clarify your disclosure that these are “certain non-cash charges and other items that vary from period to period without any correlation to your operating performance”.

Response: The Company includes four types of adjustments for purposes of arriving at its Adjusted EBITDA: (i) items that are expected to terminate in connection with the offering; (ii) non-cash charges; (iii) non-recurring items that are not indicative of the underlying operating performance of the business; and (iv) items that are solely related to changes in the Company’s capital structure, and therefore by definition are not indicative of the underlying operating performance of the business.

Management fee to related party (adjustment a) is expected to terminate in connection with the offering. Stock based compensation (adjustment b), predecessor provider tax reserve adjustment (adjustment c) and non-cash impairment charges (adjustment g) are non-cash charges. Discretionary recognition bonuses (adjustment e) and restructuring (adjustment h) are non-recurring items that are not indicative of the underlying operating performance of the business. Extinguishment of debt (adjustment d) is solely related to changes in the Company’s capital structure and is also not related to the underlying operating performance of the business.

The Company believes that excluding these items from Adjusted EBITDA provides investors with a more transparent view of its operating performance and operating trends.

Securities and Exchange Commission

August 18, 2014

b. We note your response on adjustment (f) that you believe you will never be required to pay the tail reserve for claims incurred but not yet reported. Please further clarify why you believe you will never be required to pay this liability and explain why you believe inclusion of this adjustment in Adjusted EBITDA is appropriate. Please refer to Item 10(e)(ii) of Regulation S-K.

Response: Upon further consideration of the Staff’s comment and after reviewing the relevant SEC guidance, the Company has decided to delete adjustment (f) from the calculation of Adjusted EBITDA.

3.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X, as necessary.

Response: The Company has included, in accordance with the requirements of Rule 3-12 of Regulation S-X, financial statements and related information as of and for the nine months ended June 30, 2014 in the Amendment.

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Securities and Exchange Commission

August 18, 2014

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191 or, in my absence, Elisabeth M. Martin at (312) 862-3055.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Bruce F. Nardella

Linda De Renzo

Civitas Solutions, Inc.